David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                                    May 17, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention:  Josh Forgione, Staff Accountant

         Re: Knowledge Transfer Systems, Inc., Form 10-KSB, File No. 000-28417_______________________________________________

Ladies and Gentlemen:

         On behalf of Knowledge Transfer Systems, Inc. (the "Company"), we hereby file this letter in response to the comments of the Securities and Exchange Commission (the "Commission"), dated May 3, 2005 (the "Comment Letter"), with reference to the Company's Form 10-KSB for the year ended December 31, 2005, file number 0-28417. The Company is also filing herewith the statement requested by the Commission regarding the adequacy and accuracy of its disclosure.


         1. We note here and in Note 5 on page F-12 that you issued 2.3 million shares of common stock for services valued at $2,293. In a supplemental response, please explain the nature of the services. Also, please tell us your measurement date and how you determined the measurement date and fair value of these shares issued in exchange for services. Refer to EITF 96-18.

         Response: On October 12, 2004, 2,293,224 shares, constituting 90% of the issued and outstanding share capital, were issued pursuant to a stock purchase agreement in consideration for services provided to the Company. The services consisted primarily of raising sufficient capital to pay the debts of the Company and then to coordinate the settlement of said debt. On said date, the asking price of the Company's stock was $0.11 per share; however, there was no trading on said date or for several days before or after. Given the nature of the services and the fact that there really is no ascertainable market for the shares of the Company, it is difficult to value the services which were provided to the Company. The Company therefore valued the services based on the estimated debt of the Company was $111,034. The Company determined that the par value of the stock, $2,293, was approximately 2% of the estimated outstanding debt of the Company ($111,034) and therefore this was a reasonable charge for the services provided. The Company believes that $2,293 is a more reasonable value for the services provided as opposed to $252,255 or $111,034.

         2. We note that your wholly-owned subsidiary KT Solutions, Inc. filed for Chapter 7 bankruptcy in September 2003 and that you subsequently disposed of this subsidiary in October 2004 in connection with a stock purchase agreement that resulted in a change in control of your Company. In a supplemental response, please explain how the disposition of KT Solutions was part of the stock purchase agreement. In this regard, please summarize the relevant terms of the stock purchase agreement and disposition.

         Response: The Chapter 7 bankruptcy in September 2003 has no connection or relevancy to the change of control which occurred in October 2004. The stock purchase agreement executed in October 2004 and the discontinued operations from September 2003 are two separate, independent events. KT Solutions filed for bankruptcy in September 2003 and remained a consolidated subsidiary of the Company due to the creditor relationship with Mr. Steve Burke. When the change in control in the Company occurred in October 2004, the creditor relationship between KT Solutions and the Company (via Mr. Burke) no longer existed. Prior to the change in control, the Company continued to consolidate its subsidiary in bankruptcy because it believed that there was still control under SFAS 94 due to a creditor relationship of prior management. However, in October 2004, with the change in control of the Company, the Company lost any remaining control of the Subsidiary and pursuant to SFAS 94, paragraph 13, discontinued consolidating the subsidiary. The Company will make this explanation clearer in its subsequent filings.

         The terms of the stock purchase agreement were described in the Current Report on Form 8-K filed by the Company on March 3, 2005, as well as that contained in the Form 10-KSB.

         3. In a supplemental response, tell us the nature of the $1.5 million in net liabilities of discontinued operations at December 31, 2003 and who assumed these liabilities in connection with your disposition.

         Response: The liabilities of KT Solutions, the subsidiary which was disposed of in the September 2003 bankruptcy, consisted of trade account payables, accrued liabilities, deferred revenue, lease obligations and notes payable to third parties and parties related to prior management of the Company (as described in Note 3 to the financial statements). These liabilities were discharged in the Chapter 7 bankruptcy.

          4. Please advise us of your basis in accounting for recording a gain on this disposition. In your response, cite the relevant accounting literature you rely on and how this transaction results in the culmination of an earnings process.

         Response: The discharge of net liabilities by the Chapter 7 bankruptcy constitutes extinguishment of debt. Accordingly, this has been recorded as a gain on the extinguishment of debt under APB-26.

         5. Your disclosure suggests that upon entering into the October 2004 stock purchase agreement, you received $200,000 from Global General Technology as an escrow deposit. Please advise us, and disclose in future filings, the relationship between your investors in October 2004 and Global General Technology. Also, explain the relationship between the October 2003 transaction and the February 2005 transaction.

         Response

         5. The purchasers of the shares of the Company received $200,000 from Global General Technology in October 2004. Said funds were utilized by the purchasers to satisfy the debts of the Company, and upon consummation of the transactions contemplated by the February 2005 stock exchange agreement, the $200,000 will be absorbed in the transaction. If the transaction does not occur, the $200,000 will be owed to Global General Technology. There is no relationship between Global General Technology and the purchasers of the majority of the outstanding shares in October 2004 other than as contemplated by the Share Exchange Agreement dated February 2005.

         The Company is also submitting the acknowledgment requested by the Commission.

         The Company respectfully submits via EDGAR the foregoing responses to the Commission as requested by the Commission.

         Please note that we are also submitting via facsimile a copy of this letter in order to help expedite your review process so that the final information statement can be mailed to the shareholders of the Company promptly.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                                               Very truly yours,

                                                                 /s/ David Lubin
                                                                     David Lubin

                        KNOWLEDGE TRANSFER SYSTEMS, INC.

                                                                 May 17, 2005


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


         The undersigned, being the sole officers and directors of Knowledge Transfer Systems, Inc. (the "Company"), hereby acknowledge that:


         o The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C (the "Filing") filed with the Securities and Exchange Commission (the "Commission");


         o Staff comments or changes to disclosure in response to comments from the staff of the Commission do not foreclose the Commission from taking any action with respect to the Filing; and


         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





                                           /s/ Shmuel Shneibalg

                                          Shmuel Shneibalg, President, Secretary
                                          and Director


                                         /s/ Steven W. Bingaman


                                         Steven W. Bingaman, Vice President,
                                         Treasurer and Director